

Mail Stop 3561

February 15, 2018

Via E-mail
Ian Chan
Chief Executive Officer
Abpro Corporation
68 Cummings Park Drive
Woburn, MA 01801

> **Re: Abpro Corporation**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 2, 2018**
> **CIK No. 0001670356**

Dear Mr. Chan:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2018 letter.

Exhibits, page II-4

1. We note in your response to comment 4 that although the company's "lead antibody product candidates are based on in-licensed intellectual property (namely the License Agreements with MSK and MedImmune), such product candidates (two of ten currently identified candidates in the pipeline) have not yet entered clinical trials." However, it appears that you may be substantially dependent on these agreements because they relate to your lead antibody product candidates and it is unclear whether you would be able to find alternative strategic partners. Please file the license and joint research and development agreements with Memorial Sloan Kettering Cancer Center and MedImmune

Limited as exhibits or provide a detailed analysis of why you are not substantially dependent on these agreements.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Daniel I. Goldberg
        Cooley LLP